

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2021

Adam Dooley
Chief Executive Officer
Everest Consolidator Acquisition Corp
4041 MacArthur Blvd
Newport Beach, CA 92660

> **Re: Everest Consolidator Acquisition Corp**
> **Registration Statement on Form S-1**
> **Filed May 25, 2021**
> **File No. 377-04927**

Dear Mr. Dooley:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted May 25, 2021

Risk Factors
"We are an emerging growth company and smaller reporting company...", page 70

1. Reference is made to your disclosure on page 71 where you indicate within this risk factor that you intend to irrevocably opt out of the transition period. This appears to contradict disclosure elsewhere within your filing where you indicate that as an emerging growth company you intend to take advantage of the extended transition period for complying with new or revised financial accounting standards as allowed under Section 102(b)(1) of the JOBS Act. Please clarify and/or revise accordingly.

Principal Stockholders, page 129

2.   Please revise the amount and percent held by officers and directors as a group to include the ownership of Mr. Dooley through Everest Consolidator Sponsor, LLC. See Item 403(b) of Regulation S-K.

Exhibits

3.   Please include the consent of each director nominee to serve as a director. See Rule 438 of Regulation C.

You may contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Davis at 202-551-4385 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Marc Jaffe